March 25, 2009

VIA EDGAR AND FACSIMILE

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N. E.

Washington, D. C. 20549-7010

RE:	Form 10-K for the fiscal year ended October 31, 2008

Definitive Proxy Statement on Form 14A filed February 4, 2009

File No. 001-08551

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated March 9, 2009 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 001-08551

Form 10-K for the year ended October 31, 2008

Definitive Proxy Statement on Form 14A filed February 4, 2009

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/ J. Larry Sorsby

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008

Consolidated Financial Statements

Note 8 - Mortgages and Notes Payable, page F-18

1.

We note your response to comment 3 from our letter dated February 9, 2009 that you do not consider the minimum net worth and liquidity level covenants associated with your Master Repurchase Agreement to be material. We also noted that you intend to delete certain disclosures about your history of compliance with these requirements. We believe that the disclosures you have historically provided concerning your compliance with Master Repurchase Agreement covenants are helpful to investors and if such information may have qualitative materiality, we strongly request that you consider including the disclosures identified in your response letter.

Response

The Company will continue to disclose its compliance with the covenants contained in the Master Repurchase Agreement and will expand the disclosure to explain their immateriality to the Company. The Company notes that the Master Repurchase Agreement was amended in early March and the facility size was reduced from $151 million to $60 million. The disclosure, which was included with the Company’s recently filed Form 10-Q for the quarter ended January 31, 2009, follows:

The Master Repurchase Agreement requires K. Hovnanian American Mortgage, LLC (“K. Hovnanian Mortgage”) to satisfy and maintain specified financial ratios and other financial condition tests. Because of the extremely short period of time mortgages are held by K. Hovnanian Mortgage before the mortgages are sold to investors (generally a period of a few weeks), the immateriality to us on a consolidated basis of the size of the facility, the levels required by these financial covenants, our ability based on our immediately available resources to contribute sufficient capital to cure any default, were such conditions to occur, and our right to cure any conditions of default based on the terms of the Master Repurchase Agreement, we do not consider any of these covenants to be substantive or material. As of January 31, 2009, we believe we were in compliance with the covenants of the Master Repurchase Agreement.

2.

We note that your Senior Secured, Senior and Senior Subordinated Notes do contain restrictive covenants that limit your ability to incur additional debt, pay dividends and make distributions on common and preferred stock, repurchase senior and senior subordinated notes, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. It is unclear to us why you believe that your lack of compliance with the restrictive covenant would not be material information in your public filings. In future filings, please include the requirement, a description of the restrictions and your actual fixed charge coverage ratio at each reporting date. Such disclosures should be included so long as you are not in compliance, or there remains a reasonable probability that you will, or may not be in compliance.

Response

The Company is in compliance with all of the covenants contained in the indentures governing its senior secured, senior and senior subordinated notes. As described in the Company’s filings, and as is typical with indentures, the covenants are only restrictive; they do not require the Company to take any actions or maintain any financial levels and are generally subject to a number of exceptions. One covenant, the restricted payments covenant, restricts the Company’s ability to pay dividends or make distributions on common and preferred stock, make certain investments and repurchase debt or equity unless the Company’s consolidated fixed charge coverage ratio is at least 2.0 to 1.0 and there is “capacity” based on certain financial metrics or there is an exception. The calculation of the Company’s consolidated fixed charge coverage ratio is only required upon the happening of certain transactions (such as the incurrence of debt and the making of restricted payments). As shown on Exhibit A, the formula specified in the indentures to calculate the ratio is not static but is a pro forma calculation that takes into account activities (such as debt repurchases) during the calculation period and the transaction being considered (such as the amount of debt proposed to be incurred and its purpose) and to compute and disclose an actual numerical coverage ratio would require the Company to make assumptions and, as a result, would be merely hypothetical and would vary depending on the assumptions made. In addition, even if the Company’s consolidated fixed charge coverage ratio was at least 2.0 to 1.0, it may not have “capacity” to make restricted payments, and if the ratio was below 2.0 to 1.0, there may be an available exception. Therefore, the Company believes that providing the consolidated fixed charge coverage ratio in its disclosure could be misleading. Further, as stated in the disclosure, dividends on the Company’s preferred stock are not cumulative and by not paying the dividends, the Company is in compliance with the indenture covenants. Therefore, the Company believes it has provided the relevant information in its disclosure.

In the Company’s most recent Form 10-Q filing, the disclosure about these covenants was modified from the 2008 Form 10-K to clarify the points noted above. The disclosure in that most recent Form 10-Q follows:

We and each of our subsidiaries are guarantors of the Senior Secured, Senior and Senior Subordinated Notes, except for K. Hovnanian, the issuer of the notes, certain of our financial services subsidiaries and joint ventures and our foreign subsidiary (see Note 21). The indentures governing the Senior Secured, Senior and Senior Subordinated Notes do not contain any financial maintenance covenants, but do contain restrictive covenants that limit, among other things, the ability of K. Hovnanian and certain of its subsidiaries, including K. Hovnanian, to incur additional indebtedness (other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness), pay dividends and make distributions on common and preferred stock, repurchase senior notes (with respect to the Senior Secured Notes indentures) and senior subordinated notes, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all assets and enter into certain transactions with affiliates. Because of these restrictions, we are currently unable to pay dividends, which are not cumulative, on our 7.625% Series A Preferred Stock. If current market trends continue or worsen, we will continue to be restricted from paying dividends into fiscal 2009 and possibly beyond. Our inability to pay dividends is in accordance with covenant restrictions and will not result in a default under our indentures or affect compliance with any of the covenants contained in the Amended Credit Agreement. The indentures also contain events of default which would permit the holders of the Senior Secured, Senior and Senior Subordinated Notes to declare those notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the notes or other material indebtedness, the failure to comply with agreements and covenants and specified events of bankruptcy and insolvency and, with respect to the indentures governing the senior secured notes, the failure of the documents granting security for the senior secured notes to be in full force and effect and the failure of the liens on any material portion of the collateral securing the senior secured notes to be valid and perfected. As of January 31, 2009, we believe we were in compliance with the covenants of the indentures governing our outstanding notes. Under the terms of the indentures, we have the right to make certain redemptions and, depending on market conditions and covenant restrictions, may do so from time to time. We may also make debt purchases and/or exchanges from time to time, through open market purchases, private transactions or otherwise depending on market conditions and covenant restrictions.

PROXY STATEMENT FILED APRIL 3, 2008

Although this comment letter refers to our proxy statement filed on April 3, 2008, we assume it is intended to inquire about the content of our proxy statement filed on February 19, 2008.

Compensation Discussion and Analysis, page 11

3.

We note your response to prior comment 9. We understand that options are granted in an amount that is necessary to ensure that executives’ total compensation falls within the median range of the Peer Group. However, with regard to “comparable financial performance”, please clarify for us how financial performance is measured and what the financial performance is compared to. For example, do you compare your financial performance with that of other companies in the Peer Group, and then award options as part of an overall compensation package that is similar in amount to the Peer Group companies with similar performance? If so, what is the basis or measure for this compensation?

The Compensation Committee of the Board of Directors (the “Committee”) ultimately approved the number of options that were awarded to named executive officers (the “NEOs”) in June 2007 taking into account recommendations from the Chief Executive Officer (“CEO”) (other than for his own grant) and other criteria as determined by the Committee. The other criteria considered by the Committee included, among other factors, individual performance, market conditions, historical option grant awards for the NEOs and, with respect to the CEO and Chief Financial Officer (“CFO”), Peer Group analysis. As stated in the Company’s proxy statement, because the compensation structure for each of the NEOs is uniquely tailored to his position, the extent to which benchmarking data is considered is described with reference to each NEO. The Company’s discussion of the Peer Group in its prior response to the Commission was intended to focus on the CEO and CFO, the two NEOs for which such benchmarking data was considered in determining option grants. As a general matter, benchmarking data was not considered in determining option awards to the other NEOs because the Committee was aware that awards to these NEOs have historically been below that of the median level of the Peer Group. This reflects the Committee’s view, as the proxy statement discusses, that while it is important for these executives to be compensated in part based on the long-term performance of the Company, they have less direct influence on the long-term financial success of the Company as compared to the CEO and CFO. In future filings, the Company will include a discussion of the specific factors that the Committee took into consideration in determining stock option awards for each NEO and will more clearly specify the extent to which the Committee considered Peer Group analysis for each.

With respect to the CEO and CFO, the Committee intended that the Total Direct Compensation (the sum of base salary, bonus and stock options) opportunity for these NEOs be in the median range of the Peer Group, with the amount eventually realized being reflective of financial performance of the Company. By targeting estimated Total Direct Compensation opportunity within the median range of the Peer Group, if the Company’s actual future financial performance is within the median range of that of the Peer Group, the Committee anticipated that realized values (rather than grant date values) would likely be commensurate with the realized values of the Total Direct Compensation of Peer Group companies with comparable financial performance. However, if the Company’s financial performance declines or increases relative to the performance of the Peer Group companies, the value of the CEO’s and CFO’s stock option grants that is eventually realized (which should reflect the Company’s financial performance) should fall below or above the median range of Total Direct Compensation values realized by CEOs and CFOs of Peer Group companies, reflecting financial performance comparable to that of Peer Group companies with performance similarly less than or greater than, respectively, the median range.

For example, the CEO’s estimated Total Direct Compensation opportunity for 2007 included: (i) his then current base salary; (ii) his actual regular bonus earned for fiscal 2006 (as an estimate of his target regular bonus for fiscal 2007); and (iii) the grant date value of a prospective grant of 375,000 options. The Committee compared the estimated Total Direct Compensation opportunity of the CEO to the Total Direct Compensation of CEOs in the Peer Group and found that a grant of 375,000 options to the Company’s CEO would result in an estimated Total Direct Compensation opportunity within the historical median range of the Peer Group. The Committee also considered the median range of long-term incentive award values of the Peer Group CEOs and determined that the estimated grant date value associated with 375,000 options fell within the median range of such values. However, as a result of the decline in the Company’s stock performance, the June 2007 option grants are currently “underwater”, with zero intrinsic value; therefore, there has been a decline in the CEO’s realized compensation value.

In future filings, the Company will clarify the manner in which the Committee considered Peer Group analysis in determining stock option awards for each relevant NEO and will more clearly specify how the Committee intended the Total Direct Compensation opportunity and realized values relating to such awards to reflect that of Peer Group companies with comparable financial performance.

EXHIBIT A

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any determination date, the ratio of (x) Consolidated Cash Flow Available for Fixed Charges for the prior four full fiscal quarters (the “Four Quarter Period”) for which financial results have been reported immediately preceding the determination date (the “Transaction Date”) [emphasis added], to (y) the aggregate Consolidated Interest Incurred for the Four Quarter Period. For purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Interest Incurred” shall be calculated after giving effect on a pro forma basis for the period of such calculation to [emphasis added]:

(a)       the incurrence or the repayment, repurchase, defeasance or other discharge or the assumption by another Person that is not an Affiliate (collectively, “repayment”) of any Indebtedness of the Company, the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation [emphasis added], and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date, as if [emphasis added] such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, except that Indebtedness under revolving credit facilities shall be deemed to be the average daily balance of such Indebtedness during the Four Quarter Period (as reduced on such pro forma basis by the application of any proceeds of the incurrence of Indebtedness giving rise to the need to make such calculation [emphasis added]);

(b)       any Asset Disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company, the Issuer or any Restricted Subsidiary (including any Person that becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring Acquired Indebtedness at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Disposition or Asset Acquisition (including the incurrence or repayment of any such Indebtedness) and the inclusion, notwithstanding clause (b) of the definition of “Consolidated Net Income,” of any Consolidated Cash Flow Available for Fixed Charges associated with such Asset Acquisition as if it occurred on the first day of the Four Quarter Period; provided, however, that the Consolidated Cash Flow Available for Fixed Charges associated with any Asset Acquisition shall not be included to the extent the net income so associated would be excluded pursuant to the definition of “Consolidated Net Income,” other than clause (b) thereof, as if it applied to the Person or assets involved before they were acquired; and

(c)       the Consolidated Cash Flow Available for Fixed Charges and the Consolidated Interest Incurred attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded.

Furthermore, in calculating “Consolidated Cash Flow Available for Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,”

(a)       interest on Indebtedness in respect of which a pro forma calculation is required [emphasis added] that is determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date, and

(b)       notwithstanding the immediately preceding clause (a), interest on such Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Protection Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.